Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 31, 2024 (except for Note 26, as to which the date is July 8, 2024) with respect to the consolidated financial statements of Above Food Corp. as at January 31, 2024 and 2023 and for each of the years in the three-year period ended January 31, 2024 in this Registration Statement on Form F-1.

We also consent to the use our report dated March 13, 2024 with respect to the consolidated balance sheet of Above Food Ingredients Inc. as of January 31, 2024 in this Registration Statement on Form F-1.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Saskatoon, Canada

July 18, 2024